


10012434

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ....December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 0-28674

CADUS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	13-3660391
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

767 Fifth Avenue New York, New York	10153
(Address of principal executive offices)	(Zip Code)

Company's telephone number, including area code: (212) 702-4351

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 per share

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes: ___ No: X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes: ___ No: X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: X No: ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ____ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12-b-2 of the Exchange Act). (Check one):

Large accelerated filer____ Accelerated filer ____

Non-accelerated filer ____ (Do not check if a smaller reporting company) Smaller reporting company _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes: ___ No: _X_

As of June 30, 2009, the aggregate market value of the registrant's voting common equity held by non-affiliates was $8,100,084.

Number of shares outstanding of each class of Common Stock, as of March 15, 2010: 13,144,040 shares.

Special Note Regarding Forward Looking Statements

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and stated securities laws, including any projections or expectations of earnings, revenue, financial performance, liquidity and capital resources or other financial items; any statement of the Company's plans, strategies and objectives for the Company's future operations; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumption underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and other similar words. Although the Company believes that the expectations reflected in the Company's forward-looking statements are reasonable, such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to the Company's ability to license its technologies to third parties, the Company's inability to acquire and operate other companies, the Company's capital needs and uncertainty of future funding, the Company's history of operating losses, the unpredictability of patent protection, risk of obsolescence of the Company's technologies, as well as other risks and uncertainties discussed in the Risk Factors section in Item 1A of this Annual Report on Form 10-K. The forward-looking statements made in this Annual Report on Form 10-K are made only as of the date hereof and the Company does not have or undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances unless otherwise required by law.

PART I

Item 1. Business.

General

Cadus Corporation ("Cadus") was incorporated under the laws of the State of Delaware in January 1992 and until July 30, 1999 devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. On July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceuticals, Inc. ("OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. Cadus has a wholly owned subsidiary, Cadus Technologies, Inc. (the "Subsidiary"), which holds all patents, patent applications, know how, licenses and drug discovery technologies of the Company.

Cadus and the Subsidiary (collectively, the "Company") currently have no employees and limited operations. The Company is presently seeking to (i) license the Subsidiary's drug discovery technologies, (ii) engage in joint ventures that will utilize the Subsidiary's drug discovery technologies and (iii) use a portion of their available cash to acquire or invest in companies or income producing assets. While such companies or assets might be in the biotechnology or pharmaceutical industries, the Company will consider acquisitions or investments in other industries as well.

Prior to July 30, 1999, Cadus developed several proprietary technologies that exploit the similarities between yeast and human genes to elucidate gene function and cell signaling pathways. On July 30, 1999, Cadus sold to OSI, pursuant to an asset purchase agreement, its drug discovery programs focused on G Protein-coupled receptors, its directed library of approximately 150,000 small molecule compounds specifically designed for drug discovery in the G Protein-coupled receptor arena, its collaboration with Solvay Pharmaceuticals B.V. ("Solvay Pharmaceuticals"). Pursuant to such sale transaction, Cadus would be entitled to royalties and up to $3.0 million in milestone payments on the first product derived from compounds sold to OSI or from the collaboration with Solvay Pharmaceuticals. To date no such payments have been received and there can be no assurance that Cadus will be entitled to any such payments in the future. Cadus retained ownership of all its other assets, including its core yeast technology for developing drug discovery assays, its collection of over 25,000 proprietary yeast strains, human and mammalian cell lines, and genetic engineering tools and its genomics databases related to G Protein-coupled receptors. Cadus ceased its drug discovery operations and research efforts for collaborators as a result of this transaction. The Company's current Chief Executive Officer is a consultant. See Item 10. Directors and Executive Officers of the Company.

In February 2000, Cadus licensed its yeast technologies and its bioinformatics software to OSI on a non-exclusive basis. In December 2001, Cadus transferred all of its patents, patent applications, know how, licenses and drug discovery technologies to the Subsidiary. The Subsidiary is seeking to license these technologies to other third parties on a non-exclusive basis. Three of these technologies are used to identify small molecules that act as agonists or antagonists to cell surface receptors: (i) a hybrid yeast cell technology that expresses a functioning human receptor and a portion of its signaling pathway in a yeast cell, (ii) the Autocrine Peptide Expression ("Apex™") system that expresses in a hybrid yeast cell both a known human ligand and the receptor that is activated by that ligand and (iii) the Company's Self Selecting Combinatorial Library ("SSCL™") technologies, which are used to identify a ligand that activates a targeted orphan receptor (a receptor whose function is not known).

The Company's Proprietary Drug Discovery Technologies

As described below, the Company has no employees, no internal or external drug discovery operations, and no research efforts with collaborative partners. However, the Company maintains various U.S. and foreign patents as well as a license obtained from Duke University for certain U.S. and foreign patents. The value of these intellectual property rights is difficult to measure, and although the Company continues to seek to license these technologies to third parties, the Company's income from these rights is significantly exceeded by the cost of maintaining them. The following describes the background, nature and purposes of the Company's existing proprietary rights.

Background

The human body is comprised primarily of specialized cells that perform different physiological functions and that are organized into organs and tissues. All human cells contain DNA, which is arranged in a series of subunits known as genes. It is estimated that there are at least 25,000 genes in the human genome. Genes are responsible for the production of proteins. Proteins such as hormones, enzymes and receptors are responsible for managing most of the physiological functions of humans, including regulating the body's immune system.

Cell surface receptors are an important class of proteins involved in cellular functioning because they are the primary mediators of cell to cell communication. Their location on the cell surface also makes them the most accessible targets for drug discovery. Cellular communication occurs when one cell releases a chemical messenger, called a "ligand," which communicates with another cell by binding to and activating the receptor on the exterior of the second cell. Typically, a ligand binds only with one specific receptor or families of related receptors. This binding event activates the receptor triggering the transmission of a message through a cascade of signaling molecules from the exterior to the interior of the cell. This process is called signal transduction. When the signal is transmitted into the interior of the cell, it may, among other things, activate or suppress specific genes that switch on or switch off specific biological functions of the cell. The biological response of the cell, such as the secretion of a protein, depends primarily on the specific ligand and receptor involved in the communication.

Many diseases, such as cancer, stem from the malfunctioning of cellular communication. Efforts to treat a particular disease often concentrate on developing drugs that interact with the receptor or signaling pathway believed to be associated with the malfunction. These drugs work by inhibiting or enhancing the transmission of a signal through the cascade of signaling molecules triggered by the receptor. Drugs that inhibit signal transduction by blocking a receptor or the intracellular proteins that carry the signal sent by a receptor are called antagonists and those that enhance signal transduction by stimulating a receptor or associated intracellular proteins are called agonists.

The majority of cell surface receptors encoded by the human genome are structurally and functionally related proteins called G protein-coupled receptors (GPCRs). The importance of G Protein–coupled receptors is demonstrated by the fact that a large number of currently available prescription drugs work by interacting with known G Protein--coupled receptors. These drugs include the anti–ulcer agents Zantac and Tagamet, the anti-depressants Prozac and Zoloft, and the anti-histamine Claritin. Many of these drugs were developed through the application of time consuming and expensive trial and error methods without an understanding of the chemistry and structure of the G Protein–coupled receptors with which they interact. More efficient drug discovery methods are available once the gene sequence, biological function and role in disease processes of a G Protein–coupled receptor have been determined.

Traditional Drug Discovery

Drug discovery consists of three key elements: (i) the target, such as a receptor, on which the drug will act, (ii) the potential drug candidates, which include organic chemicals, proteins or peptides, and (iii) the assays or tests to screen these compounds to determine their effect on the target.

Historically, drug discovery has been an inefficient and expensive process. However, scientific advances have created new and improved tools for drug discovery. For example, molecular biology is identifying a growing number of targets and their gene sequences. There have been significant developments in turning these gene sequences into drug discovery candidates. Cells have been genetically engineered to produce assays that more effectively replicate the physiological environment of a living organism. Robotics have enabled the creation of high–throughput screening systems. Combinatorial chemistry has enhanced the ability to optimize lead compounds by improving their pharmacological characteristics. However, due to the complexity of G Protein–coupled receptors, these advances do not offer a comprehensive, rapid and cost effective approach to the identification of drug discovery candidates targeted at G Protein–coupled receptors.

Yeast

The Company has developed technologies based on yeast that are useful in identifying drug discovery candidates targeted at G Protein-coupled receptors. Yeast is a single–celled microorganism that is commonly used to make bread, beer and wine. In the 1980's, scientists discovered structural and functional similarities between yeast cells and human cells. Both yeast and human cells consist of a membrane, an intracellular region and a nucleus containing genes. Basic cellular processes, including metabolism, cell division, DNA and RNA synthesis and signal transduction, are the same in both human and yeast cells. Yeast also have signal transduction pathways that function similarly to human cell pathways. More than 40 percent of all human gene classes have functional equivalents in yeast. The genes in yeast express proteins, including cell–surface receptors such as G Protein–coupled receptors and signaling molecules such as protein kinases, that are similar to human proteins.

The Company has developed several proprietary drug discovery technologies that address many of the limitations of traditional drug discovery methods, including tools used to screen for compounds that act as agonists or antagonists to cell surface receptors and tools used to identify ligands to targeted orphan receptors. The Subsidiary is currently seeking to license these technologies on a non-exclusive basis to third parties.

Hybrid Yeast Cells

The Company developed a proprietary technology to insert human genes into yeast cells to create hybrid yeast cells. The Company's scientists typically created hybrid yeast cells by replacing yeast G Protein–coupled receptor genes and certain signaling molecules with their human equivalents. As a result, these hybrid yeast cells express a human G Protein–coupled receptor and a portion of its signaling pathway. These hybrid yeast cells can be used to identify those compounds that act as agonists or antagonists to that receptor or a molecule that is in its signaling pathway. The Company designed and developed more than twenty-five thousand genetically different yeast strains that can be used to build novel hybrid yeast cells (the "Yeast System").

Applications of the Yeast System

High Throughput Screening

The Yeast System provides a facile means of identifying molecules that alter the activity of G protein coupled receptors through high throughput screening. Screens using the Yeast System have been run in the high throughput screening facilities of several different companies. These studies have confirmed the various attributes of the Yeast System as a means of identifying modulators of receptor function.

- Functional readout: Since the Yeast System reports the activity of the target GPCR, one can screen compounds directly for agonists or antagonists of the target receptor.

- Low cost: Receptor bearing yeast grow in inexpensive microbial media, provide a limitless source of material and require no biochemical extraction or purification. In addition, assays have been performed in as small a volume as 80 nanoliters.

- Accurate response: Extensive comparisons of the pharmacologic response of several human GPCRs have demonstrated that the response of a human GPCR in yeast accurately reflects the properties of the GPCR in human cells.

- Highly reproducible: High throughput assays using the Yeast System yield extremely low coefficient of variation, comparable to the most reliable high throughput assays.

Identification of Ligands for Orphan GPCRs

The Yeast System also provides a procedure for identifying natural and artificial ligands for orphan G protein coupled receptors, i.e., proteins predicted to be GPCRs but whose function in the organism is not known. The most valuable reagent for characterizing orphan receptors is the natural ligand. Screening methods using the Yeast System in conjunction with natural extracts provide an avenue for identification of natural ligands. However, even artificial ligands, which can be recovered from high throughput screens of orphan receptors expressed in yeast, can open the door to functional characterization of an orphan receptor to determine whether the receptor would be a reasonable target for therapeutic intervention in a disease.

Using an agar-based screening platform in a multiplexed format, Cadus scientists were able to screen large numbers of discrete small molecules against many human orphan receptors. Other formats – high density microtiter plates, for example - also have been successfully used with the Yeast System to interrogate orphan receptors. A number of natural and surrogate ligands to human orphan receptors have been identified using the Yeast System.

Resources

The Company maintains all its strains as well as a biological database that catalogues the Company's collection of proprietary cells, cell lines, yeast strains and genetic engineering tools. This database currently has approximately 30,000 entries, which include the phenotype and the genotype of the cell or yeast strain and its storage site.

Collaborative Arrangements

The Company no longer has any collaborations with pharmaceutical companies. The Bristol-Myers Squibb Company collaboration expired in July 1999, the Solvay Pharmaceuticals collaboration was assigned to OSI in July 1999 and the Company and SmithKline Beecham p.l.c. agreed to terminate their collaboration in September 1999. Each of Bristol-Myers Squibb Company and SmithKline Beecham p.l.c. is required to make payments to the Company upon the achievement by it of certain pre-clinical and drug development milestones and to pay the Company royalties on the sale of any drugs developed as a result of the research collaboration with the Company or through the use of the Company's drug discovery technologies. There can be no assurance that any such milestones will be achieved or any such drugs developed.

Licensing Arrangements

In February 2000, Cadus licensed to OSI, on a non-exclusive basis, its yeast technologies, including various reagents and its library of over 25,000 yeast strains, and its bioinformatics software. OSI paid to Cadus a license fee of $100,000 and an access fee of $600,000. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license. OSI may terminate the license at any time on 30 days prior written notice. In December 2001, Cadus transferred its license with OSI to the Subsidiary. The Subsidiary is seeking to license its yeast technologies to other third parties on a non-exclusive basis.

Patents, Proprietary Technology and Trade Secrets

The Subsidiary relies upon patents and trade secrets to protect its proprietary technologies. As of March 15, 2010, the Subsidiary is the assignee of 24 issued U.S. patents and 20 related granted foreign patents covering aspects of its yeast technology and is the exclusive worldwide licensee of five issued U.S. patents and one related granted foreign patent for use in drug discovery. In addition, as of such date, the Subsidiary owns or holds licenses to five other pending U.S. patent applications, as well as one related pending foreign patent application.

The Company has obtained from Duke University an exclusive worldwide license to five issued U.S. patents and one related granted foreign patent as well as U.S. patent applications covering hybrid yeast cell technologies. These patents and patent applications are directed to hybrid yeast cells engineered to express human G Protein-coupled receptors and to methods of their use. In consideration for such license, the Subsidiary pays a minimum annual royalty and is required to make payments upon the achievement by the Subsidiary of certain drug development milestones and to pay royalties (net of minimum royalties) on the sale of drugs by the Subsidiary which were initially identified by the Subsidiary through the use of the licensed technology. In lieu of milestones and royalty payments on sales of drugs by sublicensees initially identified by sublicensees through the use of the licensed technology, the Subsidiary pays an annual fee (net of the minimum annual royalty) for each sublicense granted by it to such technology.

The Company has also filed patent applications based on inventions by Cadus's scientists directed to hybrid yeast cells and yeast cells engineered to produce both peptide libraries and human proteins that can function in certain signal transduction pathways of the engineered yeast cell. These applications seek to protect aspects of the Apex™ and SSCL™ technologies. The Company has also filed patent applications directed to methods, constructs and reagents, including engineered cells, for discovering ligands to orphan receptors. Peptides, and mimetics thereof, which have been discovered using the SSCL™ technology are also covered in these patent applications both as compositions and for their therapeutic use.

The Company has granted to OSI a non-exclusive license to use several of its patents and patent applications relating to its yeast-based technologies.

In addition to patent protection, the Company relies upon trade secrets and proprietary know–how to maintain its competitive position. To maintain the confidentiality of its trade secrets and proprietary information, the Company has generally required its employees and consultants to execute confidentiality agreements upon the commencement of their relationships with the Company.

Patent law as it relates to inventions in the biotechnology field is still evolving, and involves complex legal and factual questions for a number of which legal principles are not firmly established. Accordingly, no predictions can be made regarding the breadth or enforceability of claims allowed in the patents that have been issued to the Company or its licensors or in patents that may be issued to the Company or its licensors in the future. Accordingly, no assurance can be given that the claims in such patents, either as initially allowed by the United States Patent and Trademark Office or any of its foreign counterparts or as may be subsequently interpreted by courts inside or outside the United States, will be sufficiently broad to protect the Company's proprietary rights, will be commercially valuable or will provide competitive advantages to the Company and its present or future collaborative partners or licensees. Further, there can be no assurance that patents will be granted with respect to any of the Company's pending patent applications or with respect to any patent applications filed by the Company in the future. There can be no assurance that any of the Company's issued or licensed patents would ultimately be held valid or that efforts to defend any of its patents, trade secrets, know–how or other intellectual property rights would be successful.

The field of gene discovery has become intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents covering their gene discoveries. Some of these applications or patents may be competitive with the Company's applications or conflict in certain respects with claims made under the Company's applications. Moreover, because patent applications in the United States and abroad are published not earlier than eighteen months from their earliest effective filing date and because publication of technological developments in the scientific or patent literature often lags behind the date of such developments, the Company cannot be certain that it was the first to invent the subject matter covered by its patents or patent applications or that it was the first to file patent applications for such inventions. If an issue regarding priority of invention were to arise with respect to any of the U.S. patents or U.S. patent applications of the Company or its licensors, the Company might have to participate in litigation or interference proceedings declared by the United States Patent and Trademark Office or similar agencies in other countries to determine priority of invention. Any such participation could result in substantial cost to the Company, even if the eventual outcome were favorable to the Company.

In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or its licensors, to protect trade secrets, know–how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial cost to and diversion of resources by the Company. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities.

Competition

The biotechnology and pharmaceutical industries are intensely competitive. The Company's technologies consist principally of genetically engineered yeast cells. The Company is aware of companies, such as Glaxo Smith Kline, Plc, that may use yeast as a drug discovery medium. In addition, many smaller companies are pursuing these areas of research. Many of the Company's competitors have greater financial and human resources than the Company. There can be no assurance that competitors of the Company will not develop competing drug discovery technologies that are more effective than those developed by the Company thereby rendering the Company's drug discovery technologies obsolete or noncompetitive. Moreover, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's ability to use or license its drug discovery technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations.

In order to compete successfully, the Company's goal is to obtain patent protection for its drug discovery technologies and to make these technologies available to pharmaceutical and biotechnology companies through licensing arrangements for use in discovering drugs. There can be no assurance, however, that the Company will obtain patents covering its technologies that protect it against competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing technologies that circumvent the Company's technologies or that such competitors will not succeed in developing technologies that are more effective than those developed by the Company or that would render technology of the Company less competitive or obsolete.

Employees

As of March 15, 2010, the Company had no employees. David Blitz, the Chief Executive Officer of Cadus and the Subsidiary, is not an employee of Cadus or the Subsidiary, and is serving under a consulting arrangement as the acting Chief Executive Officer of Cadus and the Subsidiary at the rate of $25,000 per annum.

Item 1A. Risk Factors.

An investment in the shares of Cadus' common stock involves a high degree of risk. Accordingly, investors and prospective investors should consider carefully the following risk factors, as well as all other information contained in this Annual Report on Form 10-K, in connection with investments in shares of Cadus' common stock.

The Company May Be Unable to Derive Revenues from its Technologies

The Company has licensed its yeast technologies to OSI. Under its license, OSI is obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license. OSI may terminate the license at any time on 30 days prior notice. The Company is seeking to license its yeast technologies to other third parties. There can be no assurance that the existing licensing arrangement with OSI will not be terminated or that the Company will enter into new licensing arrangements with other third parties.

Certain of the Company's former collaborative partners are required to make payments to the Company upon the achievement by them of certain pre-clinical and drug development milestones and to pay the Company royalties on the sale of any drugs developed as a result of past research collaboration with the Company or through the use of the Company's drug discovery technologies. The Company's receipt of revenues from drug development milestones or royalties on sales under agreements with its former collaborative partners is dependent upon the activities and the development, manufacturing and marketing resources of its former collaborative partners. Development of new pharmaceutical products is highly uncertain, and no assurance can be given that the Company's drug discovery technologies will result in any commercially successful products developed by the Company's former collaborative partners. There can be no assurance that such former collaborative partners will pursue the development and commercialization of such products, that any such development or commercialization would be successful or that the Company will derive any additional revenue from such arrangements. While the Company pursuant to arrangements with its former collaborative partners may be entitled to receive milestone payments and royalties with respect to drugs developed from compounds identified or confirmed using the Company's technologies, there can be no assurance that disputes will not arise over whether or not specific compounds were identified or confirmed using the Company's technologies and are, therefore, covered by such royalty and milestone provisions. Furthermore, there can be no assurance that the Company's former collaborative partners will not pursue alternative technologies in preference to those of the Company. To date, the Company has not received revenues from its former collaborative partners from drug development milestones or royalties.

History of Operating Losses

The Company has incurred operating losses in each year since its inception with the exception of 2002. At December 31, 2009, the Company had an accumulated deficit of approximately $35.0 million. The Company's losses have resulted principally from costs incurred in connection with its previous research and development activities and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company's revenues. The Company expects to incur additional operating losses over the next several years.

Uncertainty of Utilization of Operating Loss and Research and Development Credit Carryforwards.

The Company had a net operating loss carryforward of approximately $26,199,000 and a research and development credit carryforward of approximately $2,535,000 at December 31, 2009. These net operating loss carryforwards and the research and development credit carryforward expire in various years from 2010 to 2029. The Company's ability to utilize such net operating loss and research and development credit carryforwards for income tax savings is subject to certain limitations, and there can be no assurance that the Company will be able to utilize such carryforwards.

Uncertainty of Future Profitability

The Company's ability to generate revenues and become profitable is dependent in large part on the ability of the Company to enter into additional licensing arrangements. There can be no assurance that the Company will be able to do so or that the Company will ever achieve profitability.

Uncertainty of Protection of Patents and Proprietary Rights

Patent law as it relates to inventions in the biotechnology field is still evolving, and involves complex legal and factual questions for which legal principles are not firmly established. Accordingly, no predictions can be made regarding the breadth or enforceability of claims allowed in the patents that have been issued to the Company or its licensors or in patents that may be issued to the Company or its licensors in the future. Accordingly, no assurance can be given that the claims in such patents, either as initially allowed by the United States Patent and Trademark Office or any of its foreign counterparts or as may be subsequently interpreted by courts inside or outside the United States, will be sufficiently broad to protect the Company's proprietary rights, will be commercially valuable or will provide competitive advantages to the Company and its present or future licensees. Further, there can be no assurance that patents will be granted with respect to any of the Company's pending patent applications or with respect to any patent applications filed by the Company in the future. There can be no assurance that any of the Company's issued or licensed patents would ultimately be held valid or that efforts to defend any of its patents, trade secrets, know–how or other intellectual property rights would be successful.

The field of gene discovery has become intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents covering their gene discoveries. Some of these applications or patents may be competitive with the Company's applications or conflict in certain respects with claims made under the Company's applications. Moreover, because patent applications in the United States are maintained in secrecy until patents issue and because patent applications in certain other countries generally are not published until more than eighteen months after they are filed and because publication of technological developments in the scientific or patent literature often lags behind the date of such developments, the Company cannot be certain that it was the first to invent the subject matter covered by its patents or patent applications or that it was the first to file patent applications for such inventions. If an issue regarding priority of inventions were to arise with respect to any of the patents or patent applications of the Company or its licensors, the Company might have to participate in litigation or interference proceedings declared by the United States Patent and Trademark Office or similar agencies in other countries to determine priority of invention. Any such participation could result in substantial cost to the Company, even if the eventual outcome were favorable to the Company.

In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or its licensors, to protect trade secrets, know–how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial cost to and diversion of resources by the Company. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities.

Risk of Obsolescence or Limitations on the Company's Technologies

The Company's technologies consist principally of genetically engineered yeast cells. The Company is aware of companies, such as Glaxo Smith Kline, Plc, that may use yeast as a drug discovery medium. In addition, many smaller companies are pursuing these areas of research. There can be no assurance that competitors of the Company will not develop competing drug discovery technologies that are more effective than those developed by the Company thereby rendering the Company's drug discovery technologies obsolete or noncompetitive. Moreover, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's ability to use or license its drug discovery technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's goal is to obtain patent protection for its drug discovery technologies and to make these technologies available to pharmaceutical and biotechnology companies through licensing arrangements for use in discovering drugs. There can be no assurance, however, that the Company will obtain patents covering its technologies that protect it against competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing technologies that circumvent the Company's technologies or that such competitors will not succeed in developing technologies that are more effective than those developed by the Company or that would render technology of the Company less competitive or obsolete.

Inability to Identify Acquisitions or Investments

The Company is presently seeking to use a portion of its available cash and short-term investments to acquire or invest in companies or income producing assets. To date the Company has not been able to identify an appropriate acquisition or investment and there can be no assurance that it will do so. There also can be no assurance that acquisitions or investments by the Company will be profitable.

Uncertainty of Access to Capital

There can be no assurance that additional funding, if necessary, will be available on favorable terms, if at all.

Control by Existing Stockholders; Concentration of Stock Ownership

Carl C. Icahn beneficially owns, as of March 15, 2010, approximately 40% of the outstanding shares of Common Stock. As a result, Mr. Icahn, acting alone, will be able to control most matters requiring approval by the stockholders of the Company, including the election of directors, the adoption of charter amendments, and the approval of mergers and other extraordinary corporate transactions. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

Possible Volatility of Stock Price

The market prices for securities of biotechnology companies have been highly volatile and the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Announcements of technological innovations or new commercial products by the Company's licensees or its competitors, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential results with respect to products or compounds under development by the Company's licensees or former collaborative partners, regulatory developments in both the United States and foreign countries, changes in reimbursement policies, developments in the Company's relationship with current or future licensees, if any, public concern as to the safety and efficacy of drugs developed by the Company's licensees or former collaborative partners using the Company's technologies, public concern as to the efficacy of new technologies, general market conditions, as well as quarterly fluctuations in the Company's revenues, if any, and financial results and other factors, may have a significant effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have an adverse effect on the market price of the Company's Common Stock.

Anti-Takeover Effect of Delaware Corporate Law

Certain provisions of the Delaware corporate law may have the effect of deterring hostile takeovers or delaying or preventing changes in the control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices.

Absence of Dividends

The Company has not paid any dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future.

Item 2. Properties.

Cadus leases storage space on a month-to-month basis in Tarrytown, New York.

Item 3. Legal Proceedings.

The Company is not a party to any material legal proceedings.

Item 4. Submission to a Vote of Security Holders.

No matter was submitted to a vote of security holders of the Company during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Cadus's common stock, $.01 par value per share (the "Common Stock"), was traded on the Nasdaq National Market under the symbol KDUS until September 27, 1999 when it was delisted. Since September 27, 1999, Cadus's Common Stock has traded on the over-the-counter bulletin board under the symbol KDUS.OB. The table below sets forth the high and low sales price per share of the Common Stock for the periods indicated, as reported by the over-the-counter bulletin board.

Fiscal Year 2009	High	Low
First quarter ended March 31, 2009	$1.55	$1.28
Second quarter ended June 30, 2009	$1.57	$1.26
Third quarter ended September 30, 2009	$1.59	$1.29
Fourth quarter ended December 31, 2009	$1.60	$1.42

Fiscal Year 2008	High	Low
First quarter ended March 31, 2008	$1.88	$1.69
Second quarter ended June 30, 2008	$1.85	$1.58
Third quarter ended September 30, 2008	$1.70	$1.25
Fourth quarter ended December 31, 2008	$1.60	$1.16

As of March 15, 2010, there were approximately 69 holders of record of Cadus's Common Stock.

Cadus has not declared or paid any cash dividends on its Common Stock during the past two fiscal years and does not anticipate paying any such dividends in the foreseeable future. Cadus intends to retain any earnings for the growth of and for use in its business.

Recent Sales of Unregistered Securities.

Within the past three years, Cadus has not issued and sold securities that were not registered under the Securities Act of 1933, as amended (the "Act").

Item 6. Selected Financial Data.

As a smaller reporting company, Cadus has elected scaled disclosure reporting and therefore is not required to provide information that otherwise would be required by this Item 6.

Item 7. Management's Discussion and Analysis of Financial Condition And Results Of Operations.

Overview

Cadus was incorporated in 1992 and until July 30, 1999, devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. On July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceuticals, Inc. ("OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. Cadus currently has limited operations, no employees and the Company's current Chief Executive Officer is a consultant. See Item 10. Directors and Officers of the Company. The Company is currently seeking to (i) license the Subsidiary's drug discovery technologies and (ii) to use a portion of its available cash to acquire or invest in companies or income producing assets. While such companies or assets might be in the biotechnology or pharmaceutical industries, the Company will consider acquisitions or investments in other industries as well.

The Company has incurred operating losses in each year since its inception except for an operating gain of approximately $214,000 for the year ended December 31, 2002. At December 31, 2009, the Company had an accumulated deficit of approximately $35.0 million. The Company's losses have resulted principally from costs incurred in connection with its research and development activities and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company's revenues and interest income.

As a result of the sale of its drug discovery assets to OSI and the cessation of its internal drug discovery operations and research efforts for collaborative partners, the Company ceased to have research funding revenues and substantially reduced its operating expenses. Despite the fact that the Company has no employees and limited operations, it continues to incur general and administrative expenses. These, for the most part, relate to legal, accounting and other costs associated with maintaining a public company and legal and other costs relating to the maintenance of patents. For the year ended December 31, 2009, such expenses aggregated $529,083 and included patent costs (including legal fees) and license fees of approximately $82,000, legal fees (other than in connection with patents) of approximately $146,000, bookkeeping, and accounting and tax preparation fees of approximately $107,000. Since the Company only had revenues of $100,000, it incurred an operating loss of $515,000 for the year ended December 31, 2009.

The following accounting policies are important to understanding the Company's financial condition and results of operations and should be read as an integral part of the discussion and analysis of the results of our operations and financial position. For additional accounting policies, see Note 2 to our consolidated financial statements, "Significant Accounting Policies."

Revenue recognition. The Company has entered into a license agreement with OSI under which it has licensed to OSI its yeast technology on a nonexclusive basis. The agreement provides for the payment of non-refundable license fees to the Company. The Company recognizes the license fees as income when received, as there are no continuing performance obligations of the Company to the licensee.

Accounting for income taxes. As part of the process of preparing the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the Company estimating its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent the Company believes that recovery is not likely, it must establish a valuation allowance. To the extent it establishes a valuation allowance or increases this allowance in a period, the Company must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets.

Result of Operations

Years Ended December 31, 2009 and 2008

Revenues

Revenues for 2009 and 2008 were $100,000 which is the annual maintenance fee from OSI.

Operating Expenses

General and administrative expenses decreased to $529,083 for 2009 from $557,744 in 2008. This decrease was attributable to a decrease in patent costs and license fees of $97,567, professional fees of $74,513, stockholder relations of $12,075 and sundry expenses of $2,670. These were offset by expenses of $158,164 for fees of $15,000 paid to each of two directors who served as a special committee of the Board in connection with a proposed acquisition that was ultimately not consummated, and the fees of the committee's independent legal counsel and independent investment advisors.

Equity in Other Ventures

Equity in other ventures in 2009 reflects a recognized gain of $537 from the Company's investment in Laurel Partners Limited Partnership. There was a recognized $6,928 gain in 2008 from such investment.

Interest Income

The average interest earned on invested funds declined from 2.85% in 2008 to 0.30% in 2009. As a result, interest income for 2009 decreased to $71,696 from $714,670 in 2008.

Net Loss

Net loss for 2009 was $276,081 compared to a net loss of $1,268,898 in 2008. The decrease in net loss is attributable to a decrease in general and administrative expenses of $28,661, a decrease in loss on redemption and reduction to net asset value of securities of $1,606,842, and a decrease in the provision for franchise and income taxes of $6,679, offset by a decrease in interest income of $642,974 and income from equity in other ventures of $6,391.

Liquidity and Capital Resources

At December 31, 2009, the Company held cash of $24.1 million. The Company's working capital at December 31, 2009 was $24.1 million.

In February 2000, Cadus licensed to OSI, on a nonexclusive basis, its yeast technologies. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earliest of 2010 or the termination of the license. OSI may terminate the license at any time on 30 days prior written notice.

The Company believes that its existing resources, together with interest income, will be sufficient to support its current and projected funding requirements through the end of 2011. This forecast of the period of time through which the Company's financial resources will be adequate to support its operation is a forward-looking statement that may not prove accurate and, as such, actual results may vary. The Company's capital requirements may vary as a result of a number of factors, including the transactions, if any, arising from the Company's efforts to license its technologies and otherwise realize value from its assets, the transactions, if any, arising from the Company's efforts to acquire or invest in companies or income producing assets and the expenses of pursuing such transactions.

Net Operating Loss Carryforwards

At December 31, 2009, the Company had tax net operating loss carryforwards of approximately $26.2 million and research and development credit carryforwards of approximately $2.5 million which expire in years 2010 through 2029. Such net operating loss carryforwards may be utilized under certain conditions as a deduction against future income and such development credit carryforwards may be utilized under certain circumstances as an offset against future taxes. The Company's ability to utilize such net operating loss and research and development credit carryforwards may be subject to certain limitations due to ownership changes as defined by rules enacted with the Tax Reform Act of 1986.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company's earnings and cash flows are subject to fluctuations due to changes in interest rates primarily from its investment of available cash balances in the JPMorgan U.S. Government Money Market Fund. Due to the nature of this investment, the Company does not believe it is materially exposed to changes in interest rates. Under its current policies, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

Item 8. Financial Statements and Supplementary Data.

The financial statements and notes thereto may be found following Item 15 of this report and are incorporated herein by reference. For an index to the financial statements, see Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A(T). Controls and Procedures.

Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's President and Chief Executive Officer, who also performs functions similar to those of a principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K.

Based upon that evaluation, the Company's President and Chief Executive Officer, who also performs functions similar to those of a principal financial officer, concluded that the Company's disclosure controls and procedures are effective in the timely identification of material information required to be included in the Company's periodic filings with the Securities and Exchange Commission.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, which is comprised of the President and Chief Executive Officer, who also performs functions similar to those of a principal financial officer, assessed the Company's internal control over financial reporting as of December 31, 2009, the end of the Company's fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and the Company's overall control environment.

Based upon its assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

During the quarter ended December 31, 2009, there have been no changes in the Company's internal control over financial reporting identified in connection with the evaluation thereof, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information with respect to the executive officers and directors of Cadus as of March 15, 2010 is set forth below:

Name	Age	Position
James R. Broach, Ph.D.	62	Director
Russell D. Glass	47	Director
Carl C. Icahn	74	Director
Peter S. Liebert, M.D. (1)	74	Director
Jack G. Wasserman (1)	73	Director
David Blitz	78	Chief Executive Officer and President

---

(1) Member of the Compensation Committee.

James R. Broach, Ph.D., a scientific founder of Cadus and inventor of Cadus's yeast–based drug discovery technology, has been Director of Research of Cadus since its inception. He has been a Professor at Princeton University since 1984 in the Department of Molecular Biology, where he is currently Associate Chair and Associate Director of the Lewis Sigler Institute for Integrative Genomics. In 1984, Dr. Broach and his collaborators were the first ones to demonstrate that human genes could be successfully implanted into yeast cells. Dr. Broach is a member of the Board of Trustees of the University of Medicine and Dentistry of New Jersey, a Commissioner on the New Jersey Commission for Cancer Research and a member of the Scientific Advisory Board of the U.S. Food and Drug Administration. He received his Ph.D. in Biochemistry from University of California at Berkeley and his B.S. from Yale University. The Board of Directors believes that Dr. Broach's role as the inventor of Cadus's yeast-based discovery technology and his continuing association and prominence in academic circles in the field of Molecular Biology make him well suited to serve as a member of Cadus's Board of Directors.

Russell D. Glass became a director of Cadus in 1998 and served as its President and Chief Executive Officer from 2000 until 2003. Mr. Glass is a private investor and Managing Member of RDG Capital LLC and Princeford Capital Management LLC, privately held investment companies. Previously, Mr. Glass served as the President and Chief Investment Officer of Icahn Associates Corp., a diversified investment firm; Co-Chairman and Chief Investment Officer of Ranger Partners, an investment fund management company; Partner of Relational Investors LLC, an investment fund management company; Partner of Premier Partners Inc., an investment and research firm; and Corporate Finance Analyst with Kidder, Peabody & Co., an investment banking firm. Mr. Glass has served as a Director of Automated Travel Systems, Inc., a software development firm; Axiom Biotechnologies, a pharmacology profiling company; Lowestfare.com, Inc., a travel services company; National Energy Group, an oil & gas exploration and production company; and Next Generation Technology Holdings, a healthcare information company. He currently serves as a Director of Blue Bite LLC, a mobile advertising technology company; and the A.G. Spanos Corporation, a national real estate developer and owner of the NFL San Diego Chargers. Mr. Glass earned a B.A. in economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business. The Board of Directors believes that Mr. Glass's prior service as President and Chief Executive Officer of Cadus and his experience as an investment banker and as a member of the boards of directors of a number of companies make him well suited to serve as a member of Cadus's Board of Directors.

Carl C. Icahn has served as a Director of Cadus since July 1993. Mr. Icahn has served as chairman of the board and a director of Starfire Holding Corporation ("Starfire"), a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly-owned subsidiary of Icahn Enterprises L.P. ("Icahn Enterprises"), and certain related entities, Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, and Icahn Partners Master Fund III LP. From November 2004 to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises. Icahn Enterprises is a diversified holding company engaged in a variety of businesses, including investment management, metals, automotive, real estate, railcar, food/packaging, casino gaming and home fashion. In March 2010, Mr. Icahn was appointed Chairman of the Board of Tropicana Entertainment Inc., which owns and operates a diversified, multi-jurisdictional collection of casino gaming properties. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which, until February 2008, was a subsidiary of Icahn Enterprises. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB

Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. From September 2006 to November 2008, Mr. Icahn was a director of ImClone Systems Incorporated ("ImClone"), a biopharmaceutical company, and from October 2006 to November 2008, he was the chairman of the board of ImClone. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006, and of its predecessor from January 2003 to February 2006. From May 2005 to January 2010, Mr. Icahn served as a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. From August 2007 to September 2009, Mr. Icahn was a director of WCI Communities, Inc., a homebuilding company. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation ("Federal-Mogul"), supplier of automotive products, and since January 2008, has been the chairman of the board of Federal-Mogul. From August 2008 to October 2009, Mr. Icahn was a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers and developers worldwide. Mr. Icahn received his B.A. from Princeton University. The Board of Directors believes that Mr. Icahn's considerable business, management and investment experience and his service as a director or chairman of the board of a number of public companies make him well suited to serve as a member of Cadus's Board of Directors.

Peter S. Liebert, M.D., became a director of Cadus in April 1995. Dr. Liebert has been a pediatric surgeon in private practice since 1968 and is Chief of Pediatric Surgery at the Stamford Hospital in Stamford, Connecticut. He is president of the Westchester Surgical Society. He is a past president of the Westchester County Medical Society and is currently Chairman of its Finance Committee. He is also Chairman of the Board of Rx Vitamins, Inc. Dr. Liebert served as a director of ImClone Systems Incorporated from October 2006 to November 2008. Dr. Liebert holds an M.D. from Harvard University Medical School and a B.A. from Princeton University. The Board of Directors believes that Dr. Liebert's considerable experience with clinical medicine, nutrition and natural pharmaceuticals as well as his service as a director or chairman of the board of several drug or biotechnology companies make him well suited to serve as a member of Cadus's Board of Directors.

Jack G. Wasserman has served as a director of Cadus since May 1996. Mr. Wasserman is an attorney and a member of the Bars of New York, Florida, and the District of Columbia. From 1966 until 2001 he was a senior partner of Wasserman, Schneider, Babb & Reed, a New York-based law firm and its predecessors. Since September 2001 Mr. Wasserman has been engaged in the practice of law as a sole practitioner. Since 1993 he has been a director of Icahn Enterprises G.P., Inc. (formerly American Property Investors, Inc.), the general partner of Icahn Enterprises L.P. (formerly American Real Estate Partners, L.P.). Mr. Icahn controls Icahn Enterprises G.P. and its subsidiaries. Mr. Wasserman has been licenced by the New Jersey State Casino Control Commission and the Nevada State Gaming Control Commission. Since December 1, 1998, Mr. Wasserman has been a director of National Energy Group, Inc. On March 11, 2004, Mr. Wasserman was appointed to the Board of Directors of Triarc Companies, Inc. and was elected to the Board in June 2004; in 2008 Triarc acquired Wendy's Inc., and Triarc changed its name to Wendy's/Arby's Group Inc; he serves as a member of Wendy's Arby's Board of Directors's audit and compensation committees and is chairman of the Board's ERISA committee. Mr. Wasserman received a B.A. from Adelphi University, a J.D. from Georgetown

University Law Center, and a Graduate Diploma from Johns Hopkins University School of Advanced International Studies. In 2007 he received a professional Certificate in Financial Analysis from New York University's School of Continuing and Professional Studies in Bologna, Italy. The Board of Directors believes that Mr. Wasserman's considerable experience as a lawyer and legal advisor as well as his service as director of several public companies make him well suited to serve as a member of Cadus's Board of Directors.

David Blitz became acting President, Chief Executive Officer, Treasurer and Secretary of Cadus in May 2004. Mr. Blitz, a retired partner of Deloitte & Touche, has been employed as a certified public accountant by Joel Popkin & Co., P.C. since January 1990. Mr. Blitz, as an employee of Joel Popkin & Co., P.C., has been performing Cadus Corporation's internal accounting since March 2000. He earned his B.A. in Economics from Brooklyn College.

Other Matters Relating To Directors

In addition, and without acknowledging the following disclosure is required, on January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against Mr. Icahn, Icahn Associates Corp. and High River High River Limited Partnership alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiff's motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement. Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Cadus's directors and executive officers, and persons who own more than ten percent of a registered class of Cadus's equity securities, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock of Cadus. Reporting persons are required by SEC regulation to furnish the Company with copies of all such filed reports. To Cadus's knowledge, based solely on a review of copies of such filed reports furnished to Cadus, all of Cadus's directors, officers and greater than ten percent beneficial owners made all required filings during fiscal year 2009 in a timely manner.

Code of Ethics

Cadus has not adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions due to the fact that it does not have any employees, does not have any operations (other than those related to the licensing of its technologies and the evaluation of acquisition and investment opportunities) and has only one officer (who is not an employee).

Corporate Governance

Directors are elected by the stockholders of Cadus at each annual meeting of stockholders and serve until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier removal or resignation.

The Board of Directors of Cadus has a Compensation Committee, consisting of Messrs. Liebert and Wasserman, which makes recommendations regarding salaries and incentive compensation for employees of and consultants to Cadus and which administers the 1996 Incentive Plan.

The Company does not have a separately-designated standing nominating committee or a committee performing similar functions. Because of the small size of the Board of Directors, the Board of Directors performs this function. The Board of Directors considers certain factors when selecting candidates for director positions, including, but not limited to, the current composition and diversity of skills of the Board of Directors, the expertise and experience of a director leaving the Board of Directors, and the expertise required in connection with a particular corporate need for specific skills. The Board of Directors considers the following characteristics when considering a prospective candidate for the Board: (i) a desire to serve on the Board of Directors primarily to contribute to the growth and prosperity of the Company and help create long-term value for its shareholders; (ii) business or professional knowledge and experience that will contribute to the effectiveness of the Board of Directors; (iii) the ability to understand and exercise sound judgment on issues related to the goals of the Company; and (iv) a willingness and ability to devote the time and effort required to serve effectively on the Board of Directors, including preparation for and attendance at Board meetings.

The Board of Directors will consider stockholder nominations for directors timely given in writing to the Company prior to the annual meeting of stockholders. To be timely, the stockholder's nomination must be delivered, to the attention of the President of the Company, within the time permitted for submission of a stockholder proposal as described in the Company's proxy statement and filings with the SEC. Such notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residential address of each such person, (ii) the principal occupation or employment of such person, (iii) the number of shares of the Company that are beneficially owned by such person and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (b) as to the stockholder giving the notice (i) the name and address of such stockholder and (ii) the number of shares of the Company that are beneficially owned by such stockholder (and, if the stockholder is not a record holder of the shares, verification of ownership from the record holder). The President of the Company will forward such notice on to one or more of the directors for screening and review and such director's or directors' determination whether to recommend that the full Board of Directors consider the nomination contained in such notice.

In the ordinary course, absent special circumstances or a change in the criteria for Board membership, the Board of Directors may renominate incumbent directors who continue to be qualified for Board services and are willing to continue as directors.

The Company does not have a separately-designated standing audit committee or a committee performing similar functions. The entire Board of Directors of the Company acts as the audit committee. The Board of Directors of the Company has determined that it does not have an "audit committee financial expert" as such term is defined in the rules adopted by the Securities and Exchange Commission requiring companies to disclose whether or not at least one member of the audit committee is an "audit committee financial expert." The Board of Directors believes that the aggregate technical, commercial and financial experience of its members, together with their knowledge of the Company, provides the Board with the ability to monitor and direct the goals of the Company and to protect the best interests of its shareholders and that its members are fully qualified to monitor the performance of management, the public disclosures by the Company of its financial condition and performance, the Company's internal accounting operations and its independent auditors. In addition, the Board of Directors is authorized to engage independent financial consultants, auditors and counsel whenever it believes it is necessary and appropriate to do so.

Board Leadership Structure and Role in Risk Oversight

Since the Company has only limited operations (with the Board's primary focus on preserving the Company's assets, licensing its technologies and acquiring or investing in companies or income producing assets), the leadership structure of our Board of Directors does not include a chairman, a lead independent director or similar position that identifies one member of the Board as having a leadership role among the Directors. We believe that this structure provides equal opportunity for each Director to express his opinions regarding management and direction of the company. The acting Chief Executive Officer of Cadus, who is serving as such under a consulting arrangement, is not a member of the Board of Directors.

The Board of Directors takes an active role in risk oversight related to the Company and, due to the current limited nature of the Company's operations, much of this role has been in overseeing the protection of the Company's intellectual property and the development and implementation of cash management policies.

Item 11. Executive Compensation.

Summary Compensation Table

The following table sets forth certain information concerning the compensation paid or accrued by Cadus for services rendered to Cadus in all capacities for the fiscal years ended December 31, 2009 and 2008, by (i) all individuals serving as Cadus's principal executive officer or principal financial officer, or acting in a similar capacity, (ii) the three most highly compensated executive officers other than the executive officers in clause (i), who were serving as executive officers at the end of such fiscal year and (iii) up to two additional most highly compensated executive officers who would have otherwise been included in clause (ii) but for the fact that they were not serving as executive officers at the end of such fiscal year (collectively, the "Named Executive Officers"):

Summary Compensation Table For 2009 and 2008 Fiscal Years

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
David Blitz (1)	2009	$25,000	--	--	$25,000
President and Chief Executive Officer	2008	$25,000	--	--	$25,000

(1) Mr. David Blitz has been the Company's acting President and Chief Executive Officer from May 2004 and serves in such capacity at the rate of $25,000 per annum.

Grants of Plan Based Awards.

There were no grants by Cadus of awards to Named Executive Officers during the fiscal year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

No Named Executive Officer had any outstanding Cadus equity awards as of December 31, 2009.

Option Exercises and Stock Vested

During the fiscal year ended December 31, 2009, no Named Executive Officer exercised any stock option, stock appreciation right or similar instrument and no Cadus stock (including any restricted stock, restricted stock unit or similar instrument) vested for any Named Executive Officer.

Director Compensation

The following table sets forth certain information concerning the compensation paid or accrued by Cadus for services rendered to Cadus by its directors in all capacities for the fiscal year ended December 31, 2009:

Director Compensation Table For 2009 Fiscal Year

Name	Fees Earned or Paid in Cash ($) (1)	All Other Compensation ($)	Total ($)
James R. Broach	$3,000	$12,000 (2)	$15,000
Russell D. Glass	$18,000	--	$18,000
Carl C. Icahn	$3,000	--	$3,000
Peter S. Liebert	$3,000	--	$3,000
Jack G. Wasserman	$18,000	--	$18,000

(1) Each non-employee director receives $3,000 in annual compensation, payable quarterly in arrears. Jack G. Wasserman and Russell D. Glass each received an additional $15,000 in compensation for serving on a special committee of the Board of Directors in connection with a potential acquisition that was ultimately not consummated.

(2) James R. Broach provides consulting services to the Company for patent and license related matters, for which he was paid $12,000 in the fiscal year ended December 31, 2009.

Incentive Plans

1996 Incentive Plan

Cadus's 1996 Incentive Plan (the "1996 Incentive Plan") was adopted by the Board of Directors and approved by the stockholders of Cadus in May 1996. In December 1996, the Board of Directors of Cadus amended the 1996 Incentive Plan to (i) increase the maximum number of shares of Common Stock that may be the subject of awards under the 1996 Incentive Plan from 333,334 to 833,334 (plus any shares that are the subject of canceled or forfeited awards) and (ii) provide for the grant of stock options to directors of the Company. The stockholders of Cadus approved such amendments to the 1996 Incentive Plan in June 1997. In December 1997, the Board of Directors amended the 1996 Incentive Plan to increase the maximum number of shares of Common Stock that may be the subject of awards under the 1996 Incentive Plan from 833,334 to 1,833,334 (plus any shares that are the subject of canceled or forfeited awards). The stockholders of Cadus approved this amendment to the 1996 Incentive Plan in June 1998.

The 1996 Incentive Plan is administered by the Compensation Committee, which has the power and authority under the 1996 Incentive Plan to determine which of Cadus's employees, consultants and directors will receive awards, the time or times at which awards will be made, the nature and amount of the awards, the exercise or purchase price, if any, of such awards, and such other terms and conditions applicable to awards as it determines to be appropriate or advisable.

Options granted under the 1996 Incentive Plan may be either non–qualified stock options or options intended to qualify as incentive stock options under Section 422 of the Code. The term of incentive stock options granted under the 1996 Incentive Plan cannot extend beyond ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined voting power of all classes of stock of Cadus on the date of grant).

Shares of Common Stock may either be awarded or sold under the 1996 Incentive Plan and may be issued or sold with or without vesting and other restrictions, as determined by the Compensation Committee.

Under the 1996 Incentive Plan, the Compensation Committee may establish with respect to each option or share awarded or sold such vesting provisions as it determines to be appropriate or advisable. Unvested options will automatically terminate within a specified period of time following the termination of the holder's relationship with Cadus and in no event beyond the expiration of the term. Cadus may either repurchase unvested shares of Common Stock at their original purchase price upon the termination of the holder's relationship with the Company or cause the forfeiture of such shares, as determined by the Compensation Committee. All options granted and shares sold under the 1996 Incentive Plan to employees of the Company may, in the discretion of the Compensation Committee, become fully vested upon the occurrence of certain corporate transactions if the holders thereof are terminated in connection therewith.

The exercise price of options granted and the purchase price of shares sold under the 1996 Incentive Plan are determined by the Compensation Committee, but may not, in the case of incentive stock options, be less than the fair market value of the Common Stock on the date of grant (or, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company on the date of grant, 110% of such fair market value), as determined by the Compensation Committee.

The Compensation Committee may also grant, in combination with non–qualified stock options and incentive stock options, stock appreciation rights ("Tandem SARs"), or may grant Tandem SARs as an addition to outstanding non–qualified stock options. A Tandem SAR permits the participant, in lieu of exercising the corresponding option, to elect to receive any appreciation in the value of the shares subject to such option directly from Cadus in shares of Common Stock. The amount payable by Cadus upon the exercise of a Tandem SAR is measured by the difference between the market value of such shares at the time of exercise and the option exercise price. Generally, Tandem SARs may be exercised at any time after the underlying option vests. Upon the exercise of a Tandem SAR, the corresponding portion of the related option must be surrendered and cannot thereafter be exercised. Conversely, upon exercise of an option to which a Tandem SAR is attached, the Tandem SAR may no longer be exercised to the extent that the corresponding option has been exercised. Nontandem stock appreciation rights ("Nontandem SARs") may also be awarded by the Compensation Committee. A Nontandem SAR permits the participant to elect to receive from Cadus that number of shares of Common Stock having an aggregate market value equal to the excess of the market value of the shares covered by the Nontandem SAR on the date of exercise over the aggregate base price of such shares as determined by the Compensation Committee. With respect to both Tandem and Nontandem SARs, the Compensation Committee may determine to cause Cadus to settle its obligations arising out of the exercise of such rights in cash or a combination of cash and shares, in lieu of issuing shares only.

Under the 1996 Incentive Plan, the Compensation Committee may also award tax offset payments to assist employees in paying income taxes incurred as a result of their participation in the 1996 Incentive Plan. The amount of the tax offset payments will be determined by applying a percentage established from time to time by the Compensation Committee to all or a portion of the taxable income recognizable by the employee upon: (i) the exercise of a non–qualified stock option or an SAR; (ii) the disposition of shares received upon exercise of an incentive stock option; (iii) the lapse of restrictions on restricted shares; or (iv) the award of unrestricted shares.

The number and class of shares available under the 1996 Incentive Plan may be adjusted by the Compensation Committee to prevent dilution or enlargement of rights in the event of various changes in the capitalization of Cadus. At the time of grant of any award, the Compensation Committee may provide that the number and class of shares issuable in connection with such award be adjusted in certain circumstances to prevent dilution or enlargement of rights.

The Board of Directors of Cadus may suspend, amend, modify or terminate the 1996 Incentive Plan. However, Cadus's stockholders must approve any amendment that would (i) materially increase the aggregate number of shares issuable under the 1996 Incentive Plan, (ii) materially increase the benefits accruing to employees under the 1996 Incentive Plan or (iii) materially modify the requirements for eligibility to participate in the 1996 Incentive Plan. Awards made prior to the termination of the 1996 Incentive Plan shall continue in accordance with their terms following such termination. No amendment, suspension or termination of the 1996 Incentive Plan shall adversely affect the rights of an employee or consultant in awards previously granted without such employee's or consultant's consent.

As of March 15, 2010, there were no outstanding stock options granted under the 1996 Incentive Plan.

Cadus has registered the shares issuable upon exercise of stock options granted or which may be granted under the 1996 Incentive Plan pursuant to a registration statement on Form S-8.

Compensation Committee Interlocks and Insider Participation

Cadus's Compensation Committee is composed of Peter Liebert and Jack G. Wasserman. Neither Mr. Liebert nor Mr. Wasserman is or was an officer or employee of the Company.

Compensation Discussion and Analysis

Introduction

The Compensation Committee of the Board of Directors of Cadus is responsible for determining and administering the Company's compensation policies for the remuneration of Cadus's officers. The Compensation Committee annually evaluates individual and corporate performance from both a short-term and long-term perspective. In 2009, Cadus had no officers other than its acting Chief Executive Officer who served in a consultative capacity at the rate of $25,000 per annum for the interim period during which the Company continued its search for a new Chief Executive Officer. Accordingly, the following report of the Compensation Committee is not entirely applicable to calendar year 2009 but is presented for an historical perspective.

Philosophy

Cadus's executive compensation program historically has sought to encourage the achievement of business objectives and superior corporate performance by the Cadus's executives. The program enables Cadus to reward and retain highly qualified executives and to foster a performance-oriented environment wherein management's long-term focus is on maximizing stockholder value through equity-based incentives. The program calls for consideration of the nature of each executive's work and responsibilities, unusual accomplishments or achievements on the Company's behalf, years of service, the executive's total compensation and the Company's financial condition generally.

Components of Executive Compensation

Historically, Cadus's executive employees have received cash-based and equity-based compensation.

Cash-Based Compensation. Base salary represents the primary cash component of an executive employee's compensation, and is determined by evaluating the responsibilities associated with an employee's position at the Company and the employee's overall level of experience. In addition, the Committee, in its discretion, may award bonuses. The Compensation Committee and the Board believe that the Company's management and employees are best motivated through stock option awards and cash incentives.

Equity-Based Compensation. Equity-based compensation principally has been in the form of stock options. The Compensation Committee and the Board believe that stock options represent an important component of a well-balanced compensation program. Because stock option awards provide value only in the event of share price appreciation, stock options enhance management's focus on maximizing long-term stockholder value and thus provide a direct relationship between an executive's compensation and the stockholders' interests. No specific formula is used to determine stock option awards for an employee. Rather, individual award levels are based upon the subjective evaluation of each employee's overall past and expected future contributions to the success of the Company.

Compensation of the Chief Executive Officer

The philosophy, factors and criteria of the Compensation Committee generally applicable to the Company's officers have historically been applicable to the Chief Executive Officer. However, the current acting Chief Executive Officer, David Blitz, is serving on a consultative basis at the rate of $25,000 per annum for the interim period during which the Company continues its search for a new Chief Executive Officer.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 15, 2010 with respect to (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and officers as a group. All information is based upon ownership filings made by such persons with the Securities and Exchange Commission or upon information provided by such persons to the Company.

Name and Address of Beneficial Owner (1)	Number of Shares Amount and Nature of Beneficial Ownership	Percentage of Common Stock Owned (2)
Carl C. Icahn .... 767 Fifth Avenue New York, New York 10153	5,260,838(3)	40.03%
Moab Partners, L.P....................... 152 East 62nd Street New York, NY 10021	1,719,350(4)	13.08%
GlaxoSmithKline plc.................... 980 Great West Road Brentford, Middlesex TW89GS England	660,962(5)	5.03%
James R. Broach...........................	--	*
Russell D. Glass	94,500	*
Peter S. Liebert, M.D.	8,334	*
Jack G. Wasserman	--	*
David Blitz .... c/o Joel Popkin & Company, P.C. 1430 Broadway (Suite 1805) New York, NY 10018	--	*
All executive officers and directors as a group (6 persons)	5,363,672	40.81%

* Less than one percent

(1) Except as otherwise indicated above, the address of each stockholder identified above is c/o the Company, 767 Fifth Avenue, New York, NY 10153. Except as indicated in the other footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock.

(2) Share ownership in the case of each person listed above includes shares issuable upon the exercise of options held by such person as of March 15, 2010, that may be exercised within 60 days after such date for purposes of computing the percentage of Common Stock owned by such person, but not for purposes of computing the percentage of Common Stock owned by any other person. None of the persons listed above held options as of Mach 15, 2010.

(3) Based on the most recent filings of SEC Form 4 by the reporting party. Includes 2,258,790 shares of Common Stock held by High River Limited Partnership and 1,899,622 shares of Common Stock held

by Barberry Corp. Mr. Icahn is the sole shareholder of Barberry Corp. and Barberry Corp. is the sole member of Hopper Investments L.L.C. which is the general partner of High River Limited Partnership.

(4) Based on the most recent filings of SEC Form 4 by the reporting party.

(5) Includes 330,481 shares of Common Stock held by SmithKline Beecham p.l.c., an affiliate of GlaxoSmithKline plc.

Equity Compensation Plan Information.

The following table sets forth certain information with respect to compensation plans (including individual compensation arrangements) under which equity securities of Cadus were authorized for issuance as of December 31, 2009:

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	0	--	1,745,388
Equity compensation plans not approved by security holders	0	--	0
Total	0	--	1,745,388

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Since January 1, 2009 the Company has not been a participant in any transaction with a "related person" (as defined in Item 404 of Regulation S-K) where the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year end for the last two completed fiscal years, nor is any such transaction currently proposed. The Company recognizes that related person transactions can present potential or actual conflicts of interest. Accordingly, if a proposed transaction appears to or does involve a related person, and the amount involved exceeds $60,000, the transaction must be presented to the Board of Directors for its review and approval or ratification. The Board of Directors may retain and pay such independent advisors as it deems necessary to properly evaluate the proposed transaction, including, without limitation, outside legal counsel and financial advisors to determine the fair value of the transaction. Related party transactions where the amount involved does not exceed $60,000 do not require formal Board of Directors approval, but must be disclosed to the Board of Directors. The foregoing procedures are designed to ensure that transactions with related persons are fair to the Company and in the Company's best interests.

James Broach provides consulting services to the Company for patent and license related matters for which he was paid $12,000 and $12,000 in calendar years 2009 and 2008, respectively.

In May 2004, the Board of Directors appointed David Blitz the acting Chief Executive Officer of the Company at the rate of $25,000 per annum for the interim period during which the Company is continuing its search for a new Chief Executive Officer. In 2009, the Company paid $25,000 to Mr. Blitz in such capacity. Mr. Blitz remains an employee of Joel Popkin & Co., P.C., in which capacity he will continue to perform the Company's internal accounting as he has done since March 2000. The Company paid Joel Popkin & Co. $52,381 for such accounting services and $8,000 for tax preparation services performed in 2009 and anticipates that it will pay similar amounts for such services in 2010.

Cadus has the following directors: James R. Broach, Russell D. Glass, Carl C. Icahn, Peter S. Liebert and Jack G. Wasserman. Each of the directors, except for Carl C. Icahn, meets the standards for independence set forth in the Nasdaq Listing Rules. The entire Board of Directors of the Company acts as the audit committee. Each of the directors, except for Carl C. Icahn and James R. Broach, meets the standards for independence for audit committee members set forth in the Nasdaq Listing Rules.

Item 14. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees incurred by the Company for the services of its principal accountants in 2009 and 2008:

	2009	2008
Audit Fees	$44,400	$44,255
Audit-Related Fees	$ --	$ --
Tax Fees	$ --	$ --
All Other Fees	$ --	$ --

Audit fees consist of services rendered to the Company for the audit of the Company's annual consolidated financial statements, reviews of the Company's quarterly financial statements and related services.

The Company's policy is that, before accountants are engaged by the Company to render audit or non-audit services, the engagement is approved by Cadus's Board of Directors. Cadus's Board of Directors approved Holtz Rubenstein Reminick LLP's engagement as the Company's independent auditors for the fiscal year ending December 31, 2009 before Holtz Rubenstein Reminick LLP was so engaged. All of the 2009 services described above were approved by the Board of Directors.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(1) Documents Filed as Part of this Annual Report on Form 10-K

(b) Financial Statement Schedules

There are no financial statement schedules filed as part of this annual report since the required information is included in the consolidated financial statements, including the notes thereto, or the circumstances requiring inclusion of such schedules are not present.

(c) Exhibits

The Exhibits listed below are filed or incorporated by reference as part of this annual report.

Exhibit No.	Description of Document
3.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Cadus Pharmaceutical Corporation ("Cadus"), as filed with the Secretary of State of Delaware on June 20, 2003, and Amended and Restated Certificate of Incorporation of Cadus, as filed with the Secretary of State of Delaware on July 22, 1996.(8)
3.2	By-laws of Cadus. (2)
4.1	Specimen of Common Stock Certificate of Cadus. (2)
4.2	1993 Cadus Pharmaceutical Corporation Stock Option Plan. (2)
4.3	Cadus Pharmaceutical Corporation 1996 Incentive Plan. (2)

4.4	Amendment to Cadus Pharmaceutical Corporation 1996 Incentive Plan. (1)
4.5	Form of Incentive Stock Option Agreement utilized in connection with issuances of stock options under the Cadus Pharmaceutical Corporation 1996 Incentive Plan. (1)
4.6	Form of Stock Option Agreement between Cadus and each of the following employees of Cadus: Philip N. Sussman, John Manfredi, Andrew Murphy, Jeremy Paul, Lauren Silverman, Joshua Trueheart, James S. Rielly, Thomas F. Deuel, Norman R. Klinman, Elliott M. Ross, Jeremy Thorner, Arnold Levine, John Ransom, Christine Klein, Suzanne K. Wakamoto, Christopher Pleiman, Algis Anilionis, Anupama K. Nadkarni, Mitchell Silverstein, Michael A. Spruyt and David Fruhling. (1)
4.7	Form of Stock Option Agreement between Cadus and each of the following non-employee directors of Cadus: Theodore Altman, Harold First, Carl Icahn, Peter Liebert, Robert Mitchell, Mark Rachesky, William Scott, Jack Wasserman and Samuel D. Waksal. (1)
4.8	Stock Purchase Agreement between Cadus and SmithKline Beecham Corporation, dated as of February 25, 1997. (3)
4.9	Registration Rights Agreement between Cadus and SmithKline Beecham Corporation, dated as of February 25, 1997. (3)
10.1	Form of Indemnification Agreement entered into between Cadus and its directors and officers. (2)
10.2	Form of Agreement Regarding Assignment of Inventions, Confidentiality and Non-Competition. (2)
10.3	The 401(k) Plan of the Cadus Pharmaceutical Corporation. (2)
10.4	Employment Agreement between Jeremy M. Levin and Cadus. (2)
10.5	Preferred Stock Purchase Agreement dated as of July 30, 1993 between Cadus and the purchasers of Series A Preferred Stock, together with the First and Second Amendments thereto dated as of July 26, 1994 and October 31, 1995, respectively. (2)
10.6	Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus and Bristol-Myers Squibb Company ("Bristol-Myers") concerning Series B Preferred Stock, together with the First Amendment thereto dated as of October 31, 1995. (2)

10.7	Preferred Stock Purchase Agreement dated as of November 1, 1995 between Cadus and Physica B.V. concerning Series B Preferred Stock. (2)
10.8	Research Collaboration and License Agreement, dated as of July 26, 1994, between Cadus and Bristol-Myers. (2)
10.9	Screening and Option Agreement, dated as of July 26, 1994, between Cadus and Bristol-Myers. (2)
10.10	Research Collaboration and License Agreement, dated as of November 1, 1995 between Cadus and Solvay Pharmaceuticals B.V. (2)
10.11	Sublease Agreement, dated as of October 19, 1994, between Cadus and Union Carbide Corporation. (2)
10.12	Lease, dated as of June 20, 1995 between Cadus and Keren Limited Partnership. (2)
10.13	Consulting Agreement between Cadus and James R. Broach, dated February 1, 1994. (2)
10.14	Amended and Restated License Agreement between Cadus and Duke University, dated May 10, 1994. (2)
10.15	License Agreement between Cadus and National Jewish Center for Immunology and Respiratory Medicine dated November 1, 1994. (2)
10.16	Stock Option Agreement, dated as of November 1, 1994, between Cadus and John C. Cambier. (2)
10.17	Stock Option Agreement, dated as of November 1, 1994, between Cadus and Gary L. Johnson. (2)
10.18	Consulting Agreement, dated as of November 1, 1994, between Cadus and John C. Cambier. (2)
10.19	Consulting Agreement, dated as of November 1, 1994, between Cadus and Gary L. Johnson. (2)
10.20	Research Collaboration Agreement, dated as of January 9, 1995, between Cadus and Houghten Pharmaceuticals, Inc., together with the Amendment thereto dated as of March 1996. (2)
10.21	Stock Option Agreement, dated as of December 18, 1995, between Cadus and James R. Broach. (2)

10.22	Waiver, dated May 17, 1996, of Section 1.05 of the Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus and Bristol-Myers, as amended by the First Amendment thereto dated as of October 31, 1995. (2)
10.23	Waiver, dated May 17, 1996, of Section 1.04 of the Preferred Stock Purchase Agreement dated as of November 1, 1995 between Cadus and Physica B.V. (2)
10.24	Research Collaboration and License Agreement among Cadus, SmithKline Beecham Corporation and SmithKline Beecham p.l.c., dated as of February 25, 1997. (3)
10.25	Employment Agreement, dated as of June 30, 1998, between Cadus and Charles Woler. (4)
10.26	Employment Agreement, dated as of September 10, 1998, between Cadus and Philip N. Sussman. (4)
10.27	Agreement and Instructions to Stakeholder among Cadus, SIBIA and Security Trust Company entered into in March 1999. (5)
10.28	Asset Purchase Agreement, dated as of July 30, 1999, between Cadus and OSI Pharmaceuticals, Inc. (Schedules to the Asset Purchase Agreement have been intentionally omitted. Cadus hereby undertakes to furnish supplementally to the Securities and Exchange Commission upon request a copy of the omitted schedules.) (6)
10.29	Yeast Technology License Agreement, dated as of February 15, 2000, between Cadus and OSI Pharmaceuticals, Inc. (Exhibits to the Yeast Technology Agreement have been intentionally omitted. Cadus hereby undertakes to furnish supplementally to the Securities and Exchange Commission upon request a copy of the omitted exhibits.) (7)
23	Consent of Holtz Rubenstein Reminick LLP
24	Power of Attorney (filed as part of the signature page to this Report).
31	Certifications
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Filed with Cadus's Registration Statement on Form S-8 (Registration No. 333-21871), dated February 14, 1997, and incorporated by reference.

(2) Filed with Cadus's Registration Statement on Form S-1 (Registration No. 333-4441), declared effective by the Securities and Exchange Commission on July 17, 1996, and incorporated by reference.

(3) Filed with Cadus's Current Report on Form 8-K, dated March 7, 1997, and incorporated by reference.

(4) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, and incorporated by reference.

(5) Filed with Cadus's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated by reference.

(6) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, and incorporated by reference.

(7) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, and incorporated by reference.

(8) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADUS CORPORATION

By: /s/ David Blitz
David Blitz, Chief Executive Officer and President

Date: March 30, 2010

Each person whose signature appears below constitutes and appoints David Blitz and Jack G. Wasserman, or either of them, each with the power of substitution, his true and lawful attorney-in-fact to sign any amendments to this report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute, may do or choose to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated below.

Name	Title	Date
/s/ David Blitz David Blitz	Chief Executive Officer and President (Principal Executive Officer and Principal Accounting Officer)	March 30, 2010
/s/ James R. Broach James R. Broach	Director	March 30, 2010
/s/ Russell D. Glass Russell D. Glass	Director	March 30, 2010
____________ Carl C. Icahn	Director	March __, 2010
/s/ Peter S. Liebert Peter S. Liebert	Director	March 30, 2010
/s/ Jack G. Wasserman Jack G. Wasserman	Director	March 30, 2010

CADUS CORPORATION AND SUBSIDIARY

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Cadus Corporation:

We have audited the accompanying consolidated balance sheets of Cadus Corporation and subsidiary (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years ended December 31, 2009 and 2008. Cadus Corporation's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cadus Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/HOLTZ RUBENSTEIN REMINICK LLP

New York, New York
March 30, 2010

CADUS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2009	December 31, 2008
Current assets:		
Cash and cash equivalents	$ 24,098,443	$ 19,236,212
Short term investments	--	5,048,775
Interest receivable	1,454	13,116
Prepaid and other current assets	7,890	14,090
Total current assets	24,107,787	24,312,193
Investment in other ventures	194,255	193,718
Patents, net	377,968	464,401
Total assets	$ 24,680,010	$ 24,970,312

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2009	December 31, 2008
Current liabilities:		
Accrued expenses and other current liabilities	$ 834	$ 15,055
Total current liabilities	834	15,055
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value. Authorized 35,000,000 shares at December 31, 2009 and 2008; issued 13,285,707 shares at December 31, 2009 and 2008; outstanding 13,144,040 shares at December 31, 2009 and 2008	132,857	132,857
Additional paid-in capital	59,847,443	59,847,443
Accumulated deficit	(35,001,049)	(34,724,968)
Treasury stock - at cost	(300,075)	(300,075)
Total stockholders' equity	24,679,176	24,955,257
Total liabilities and stockholders' equity	$ 24,680,010	$ 24,970,312

The accompanying notes are an integral part of these consolidated financial statements.

CADUS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2009	2008
License and maintenance fees	$ 100,000	$ 100,000
Total revenues	100,000	100,000
Costs and expenses:		
General and administrative	529,083	557,744
Amortization of patent costs	86,433	86,433
Income from equity in other ventures	(537)	(6,928)
Total costs and expenses	614,979	637,249
Operating (loss)	(514,979)	(537,249)
Other income (expense):		
Interest income	71,696	714,670
Gain (loss) on sale and redemption of securities	209,781	(222,305)
Investment reduction to net asset value	--	(1,174,756)
Total other income (expense)	281,477	(682,391)
(Loss) before income tax provision	(233,502)	(1,219,640)
Provision for franchise and income taxes	42,579	49,258
Net (loss)	($ 276,081)	($ 1,268,898)
Basic and diluted net (loss) per share	($ 0.02)	($ 0.10)
Weighted average shares of common stock outstanding - basic and diluted	13,144,040	13,144,040

The accompanying notes are an integral part of these consolidated financial statements.

CADUS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Accumulated	Treasury Stock		
	Shares	Amount	Paid-in Capital	Deficit	Shares	Amount	Total
Balance at December 31, 2007	13,285,707	$132,857	$59,847,149	($33,456,070)	(141,667)	($300,075)	$26,223,861
Short term swing profits by shareholder	--	--	294	--	--	--	294
Net loss for the year ended December 31, 2008	--	--	--	(1,268,898)	--	--	(1,268,898)
Balance at December 31, 2008	13,285,707	132,857	59,847,443	(34,724,968)	(141,667)	(300,075)	24,955,257
Net loss for the year ended December 31, 2009	--	--	--	(276,081)	--	--	(276,081)
Balance at December 31, 2009	13,285,707	$132,857	$59,847,443	($35,001,049)	(141,667)	($300,075)	$24,679,176

The accompanying notes are an integral part of these consolidated financial statements.

CADUS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2009	2008
Cash flows from operating activities:		
Net loss	($ 276,081)	($1,268,898)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Amortization of patent costs	86,433	86,433
(Income) from equity in other ventures	(537)	(6,928)
(Gain) loss on sale and redemption of securities	(209,781)	222,305
Investment reduction to net asset value	--	1,174,756
Changes in assets and liabilities:		
Decrease (increase) in prepaid and other current assets	6,200	(12,940)
Decrease in interest receivable	11,662	89,404
Decrease in accrued expenses and other current liabilities	(14,221)	(7,297)
Net cash (used in) provided by operating activities	(396,325)	276,835
Cash flows provided by investing activities:		
Proceeds from sale and redemption of securities	5,258,556	16,514,707
Net cash provided by investing activities	5,258,556	16,514,707
Cash flows provided by financing activities:		
Short term swing profits by shareholder	--	294
Net cash provided by financing activities	--	294
Net increase in cash and cash equivalents	4,862,231	16,791,836
Cash and cash equivalents - beginning of year	19,236,212	2,444,376
Cash and cash equivalents - end of year	$ 24,098,443	$ 19,236,212
Supplemental disclosure of cash flow information:		
Cash paid for federal income taxes	$ --	$ 11,256

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization and Basis of Preparation

Cadus Corporation ("Cadus") was incorporated on January 23, 1992, under the laws of the State of Delaware. Cadus changed its name to Cadus Corporation from Cadus Pharmaceutical Corporation on June 20, 2003. The change in name was approved by the stockholders of Cadus at Cadus' annual meeting of stockholders held on June 18, 2003.

Until July 30, 1999, Cadus devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. As further discussed in Note 4, on July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceuticals, Inc. ("OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. Cadus is seeking to license its technologies, to otherwise realize value from its assets and to use a portion of its available cash to acquire technologies or products or to acquire or invest in companies.

In December 2001, Cadus organized a wholly owned subsidiary, Cadus Technologies, Inc. (the "Subsidiary"), and transferred its yeast-based drug discovery technologies to the Subsidiary.

(2) Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Cadus and its wholly owned subsidiary, Cadus Technologies, Inc. All intercompany balances and transactions have been eliminated in consolidation. The Company operates in one segment and licenses novel yeast-based and other drug discovery technologies.

(b) Cash Equivalents

The Company includes as cash equivalents all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. There were cash equivalents of $23,440,150 at December 31, 2009 and there were no cash equivalents at December 31, 2008.

(c) Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents. Concentration of credit risk with respect to cash and cash equivalents is limited, as the Company's cash and cash equivalents are primarily with high quality financial institutions.

(d) Patents

Patents represent the costs of developing the patents of $1,439,820 that are amortized on a straight-line basis principally over seventeen years. At December 31, 2009 and 2008 accumulated amortization is $1,061,852 and $975,419 respectively. Amortization expense amounted to approximately $86,000 for each of the years ended December 31, 2009 and 2008. The annual amortization for the next five years will be approximately $86,000 per year for the next four years and approximately $32,000 in the fifth year. The Company reviews the carrying value of its patents whenever events or changes in circumstances indicate that the historical cost carrying value of the patents may no longer be appropriate.

The amortizable patents are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Revenue Recognition

The Company entered into a license agreement with OSI for OSI to use the Company's yeast technology on a non-exclusive basis. The agreements provides for the payment of non-refundable license fees to the Company. The Company recognizes the license fees as income when received, as there are no continuing performance obligations of the Company to the licensee.

(g) Net (Loss) Per Share

Basic net (loss) per share is computed by dividing the net (loss) by the weighted average number of common shares outstanding. Diluted earnings per share is calculated based on the weighted average of common shares outstanding plus the effect of dilutive common stock equivalents (stock options). There were no outstanding stock options for the two years ended December 31, 2009 and 2008.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Fair Value of Financial Instruments

On January 1, 2008, the Company adopted the FASB accounting guidance for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a framework for measuring fair value and expands disclosures about fair value measurements. The valuation techniques required are based upon observable and unobservable inputs. Observable input reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

All of the Company's marketable securities were Level 2 type assets.

The Company uses financial instruments in the normal course of its business. The carrying values of cash and cash equivalents and accounts payable approximates fair value. Marketable securities were Level 2 type assets and carried at fair value as determined by an observable market value. The fair value of the Company's investments in privately held companies is not readily available. The Company believes the fair values of these investments in privately held companies approximated their respective carrying values at December 31, 2009 and 2008.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. From time to time, the cash balances exceed the Federal Depository Insurance Coverage Limit. At December 31, 2009, the cash balance was $24,098,443. The Company places its cash with a high credit quality financial institution.

(j) Stock-Based Compensation

The Company uses the modified prospective method in accounting for share based payment in which compensation cost is recognized with the effective date (a) based on the FASB accounting guidance for all share based payments granted after the effective date and (b) for all awards granted to employees prior to the effective date that remain unvested on the effective date. The FASB guidance requires the Company to expense stock option grants.

(k) Comprehensive Income

Comprehensive income is comprised of net (loss) income and other comprehensive (losses) income (or OCI). OCI includes certain changes in stockholders' equity that are excluded from net (loss) income. Specifically, the Company includes in OCI changes in unrealized gains and losses on its available-for-sale securities. There was no comprehensive income for the years ended December 31, 2009 and December 31, 2008.

(l) Recently Issued Accounting Standards

In April 2008, the FASB issued accounting guidance that amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset in order to improve the consistency between the useful life of the recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. It applies to: (1) intangible assets that are acquired individually or with a group of other assets, and (2) intangible assets acquired both in business combinations and asset acquisitions. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. As a result, the company will apply the provisions to intangible assets acquired on or after January 1, 2009.

In May 2009, FASB issued accounting guidance establishing general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. It is effective for interim and annual financial periods ending after June 15, 2009. Its adoption did not have a material impact on the Company's consolidated financial statements. Activities through the filing date of this Form 10K have been evaluated for disclosure and recognition.

On April 9, 2009, the FASB issued accounting guidance that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim reporting periods ending after June 15, 2009. Its adoption for the period ended December 31, 2009 did not have a material impact on the Company's consolidated financial statements.

On April 9, 2009, the FASB issued accounting guidance amending the other-than-temporary impairment guidance in generally accepted accounting principles for debt securities to make them more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. It does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. It is effective for interim and annual reporting periods ending after June 15, 2009. Its adoption for the period ended December 31, 2009, did not have a material impact on Company's consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

(3) Short Term Investments

The company invested its excess cash with Bank of America in its Columbia Strategic Cash Portfolio (the "Fund"), which maintained a stable unit price of $1.00 per unit. The units were redeemable in cash on the same day requested and were classified by the Company as cash equivalents.

On December 10, 2007, the Fund notified the Company that conditions in the short term credit markets had created a broad based perception of risk in non-subprime asset-backed securities causing illiquidity across the market which led to extreme pricing pressure in those securities. The Fund also notified the Company that it is primarily invested in such securities, that it will begin an orderly liquidation of such securities, that unitholders would no longer be able to redeem their units in the Fund and that the Fund would redeem its units as it liquidated its investments. The Fund also began to value its securities based on market value rather than amortized value for the purposes of determining net asset value per unit. The Fund continued to pay interest monthly. From

December 10, 2007 through December 31, 2009, the Fund redeemed all 25,553,340 units held by the Company for $24,045,698, which redemption was $1,507,642 in the aggregate less than the cost of such units.

(4) Asset Sale to OSI Pharmaceuticals, Inc.

On July 30, 1999, Cadus sold to OSI, pursuant to an asset purchase agreement, its drug discovery programs focused on G protein-coupled receptors, its directed library of approximately 150,000 small molecule compounds specifically designed for drug discovery in the G protein-coupled receptor arena and its collaboration with Solvay Pharmaceuticals B.V. ("Solvay Pharmaceuticals"), and certain other assets. Cadus is entitled to royalties and up to $3.0 million in milestone payments on the first product derived from compounds sold to OSI or from the collaboration with Solvay Pharmaceuticals. Cadus licensed to OSI on a non-exclusive basis certain technology solely to enable OSI to fulfill its obligations under the collaboration with Solvay Pharmaceuticals. Cadus also licensed to OSI on a non-exclusive basis certain proprietary software and technology relating to chemical resins in order to enable OSI to fully benefit from the compounds it acquired from Cadus. Cadus retained ownership of all its other assets, including its core yeast technology for developing drug discovery assays, its collection of over 25,000 proprietary yeast strains, human and mammalian cell lines, genetic engineering tools, and its genomics databases related to G protein-coupled receptors.

(5) Investments in Other Ventures

In December 1996, Cadus issued a $150,000 promissory note bearing interest at 7% per annum in exchange for a 42% limited partnership interest in Laurel Partners Limited Partnership ("Laurel"), a limited partnership of which a shareholder of Cadus is the general partner. The principal amount and interest thereon was paid in December 1998. In addition, Cadus purchased for $160,660 in cash, a 47% limited partnership interest in Laurel from Tortoise Corporation, a corporation wholly-owned by the shareholder. Laurel's purpose was to invest, directly or indirectly, in securities of biotechnology companies. Cadus is not required to make any additional investment in Laurel. As of and for the year ended December 31, 2009, Laurel's assets and net income totaled $315,683 and $602, respectively. The investment is accounted for under the equity method with the recognition of losses limited to Cadus's capital contributions. For the years ended December 31, 2009 and 2008, Cadus recognized income of $537 and $6,928, respectively, related to the investment. The Company's investment in Laurel of $194,255 and $193,718 at December 31, 2009 and 2008, respectively, is reflected as investments in other ventures in the accompanying consolidated balance sheets.

(6) Licensing Agreements

In February 2000, Cadus licensed to OSI, on a non-exclusive basis, its yeast-based drug discovery technologies, including various reagents and its library of over 30,000 yeast strains, and its bioinformatics software. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license. OSI may terminate the license at any time on 30 days prior written notice. For the years ended December 31, 2009 and 2008, the Company recognized $100,000 each year in license and maintenance fees from OSI.

(7) Research Collaboration and License Agreements

Cadus no longer has any collaborations with pharmaceutical companies. The Bristol-Myers Squibb Company collaboration expired in July 1999, the Solvay Pharmaceuticals collaboration was assigned to OSI in July 1999 and Cadus and SmithKline Beecham p.l.c. agreed to terminate their collaboration in September 1999. Each of Bristol-Myers Squibb Company and SmithKline Beecham p.l.c. is required to make payments to Cadus upon the achievement by it of certain pre-clinical and drug development milestones and to pay Cadus royalties on the sale of any drugs developed as a result of the research collaboration with Cadus or through the use of Cadus's drug discovery technologies. There can be no assurance that any such milestones will be achieved or any such drugs developed.

The Company has entered into license agreements with various third parties. Generally, the agreements provide that the Company will pay license fees and/or maintenance payments, in return for the use of technology and information and the right to manufacture, use and sell future products. These agreements provide for payments based on the completion of milestone events, as well as royalty payments based upon a percentage of product or assay sales. License fees and maintenance payments for the years ended December 31, 2009 and 2008 were $25,000 and $25,000, respectively.

(8) Income Taxes

Deferred net tax assets of approximately $14,872,000 and $15,421,000 at December 31, 2009 and 2008, respectively, relate principally to net operating loss carryforwards of $26,199,000 and $27,052,000, research and development credit carryforwards of $2,535,000 and $2,535,000 and equity losses on investments of $4,403,000 and $3,554,000 at December 31, 2009 and 2008, respectively. An offsetting valuation allowance has been established for the full amount of the deferred tax assets to reduce such assets to zero, as a result of the significant uncertainty regarding their ultimate realization. The aggregate valuation allowance decreased $549,000 in 2009 and increased $131,000 in 2008.

The Company's net operating loss carryforwards, research and development credit carryforwards and equity losses on investments noted above expire in various years from

2010 to 2029. The net operating loss carryforwards and the research and development carryforwards expire as follows:

Year	Net Operating Loss Carryforwards	Research and Development Credit Carryforward
2010	$ 1,065,000	$ --
2011	1,045,000	310,000
2012	6,950,000	725,000
2018	8,950,000	935,000
2019	5,810,000	565,000
2020 - 2029	2,379,000	--

The Company's ability to utilize such net operating loss, research and development credit carryforwards and equity losses on investments may be subject to certain limitations due to ownership changes, as defined by rules enacted with the Tax Reform Act of 1986. The Company's tax provision for each year represents an amount for New York state tax on capital.

The Company adopted the provisions of FASB guidance for accounting for uncertainty in income taxes on January 1, 2007. The guidance requires the Company to recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting this standard, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the guidance to all tax positions for which the statute of limitations remained open. The adoption of the guidance did not have a material impact in the financial statements during the years ended December 31, 2009 and 2008.

(10) Stock Options

Effective May 10, 1996, the 1993 Plan was replaced by the 1996 Incentive Plan ("the 1996 Plan") with respect to all future awards to Cadus' employees and consultants. The options granted under the 1996 Plan may be either incentive stock options or nonqualified options. In December 1996, the maximum number of shares of common stock that may be the subject of awards under the 1996 Incentive Plan was increased from 333,334 to 833,334 (plus any shares that are the subject of canceled or forfeited awards) by the Board of Directors and such increase was approved by the stockholders of Cadus in June 1997. In December 1997, the maximum number of shares of common stock that may be the subject of awards under the 1996 Incentive Plan was increased to 1,833,334 (plus any shares that are the subject of canceled or forfeited awards) by the Board of Directors and approved by the stockholders of Cadus in June 1998. On

December 31, 2009, 1,745,388 shares of stock remained available for awards under the 1996 Plan.

Options granted under the 1996 Plan expire no later than ten years from the date of grant. The option price is required to be at least 100% of the fair value on the date of grant as determined by the Board of Director, for incentive and nonqualified stock options. The options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The schedule prescribes the date or dates on which the options become exercisable in installments over a period of months or years.

There was no activity under the 1996 Plan for the years ended December 31, 2009 and 2008.

(11) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following:

	2009	2008
Accrued professional fees	$834	$15,055

(12) Related Party Transactions

James Broach, a member of Cadus' Board of Directors, provides consulting services to the Company for patent and license related matters, for which he was paid $12,000 and $12,000 in calendar years 2009 and 2008, respectively. These consulting services were recorded as a component of general and administrative expenses during each of the respective periods. No amounts were included in accrued expenses as of December 31, 2009 and 2008.

In May 2004, the Board of Directors appointed David Blitz the acting Chief Executive Officer of the Company at the rate of $25,000 per annum for the interim period during which the Company is continuing its search for a new Chief Executive Officer. In 2009 and 2008, the Company paid $25,000 and $25,000, respectively, to Mr. Blitz in such capacity. Mr. Blitz remains an employee of Joel Popkin & Co. P.C., in which capacity he has performed the Company's internal accounting since March 2000. The Company paid Joel Popkin & Co., $52,381 and $52,281 for such accounting services in 2009 and 2008, respectively, and $8,000 and $8,000 in 2009 and 2008, respectively, for tax preparation services.

(13) Commitments and Contingencies

Lease Commitments

Cadus currently leases storage space on a month-to-month basis. Rent expense for the years ended December 31, 2009 and 2008 amounted to $12,600 and $12,600, respectively.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 30, 2010, accompanying the consolidated financial statements of Cadus Corporation and subsidiary included in the Annual Report of Cadus Corporation on Form 10-K for the year ended December 31, 2009. We hereby consent to the incorporation by reference of said report in the Registration Statements of Cadus Corporation on Forms S-8 (File No. 333-21871, effective February 14, 1997, and File No. 333-58151, effective June 30, 1998).

/s/ HOLTZ RUBENSTEIN REMINICK LLP

New York, New York
March 30, 2010

Exhibit 31

CERTIFICATIONS

I, David Blitz, President and Chief Executive Officer of Cadus Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Cadus Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ David Blitz
David Blitz
President and Chief Executive Officer (Chief Executive Officer and Chief Financial Officer)

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cadus Corporation (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Blitz, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Cadus Corporation and will be retained by Cadus Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David Blitz
David Blitz
President and Chief Executive Officer (Chief Executive Officer and Chief Financial Officer)
March 30, 2010

The foregoing certification is furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

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